Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-170747

 May 4, 2011

Prospectus Supplement No. 4

Cytomedix, Inc.
12,336,538 Shares of Common Stock

This prospectus amends the prospectus dated January 26, 2011 to allow resales, from time to time, of up to 12,336,538 shares of common stock of Cytomedix, Inc. by Lincoln Park Capital Fund, LLC, the selling stockholder. We will not receive proceeds from the sale of our shares by Lincoln Park, but we may receive up to $10.0 million under the purchase agreement.  The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is presently quoted for trading under the symbol “CMXI” on the OTC Bulletin Board.  On May 3, 2011, the last sales price of the common stock, as reported on the OTC-BB was $0.36 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on May 3, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated January 26, 2011, prospectus supplement No. 1 dated March 31, 2011, prospectus supplement No. 2 dated March 31, 2011 and prospectus supplement No. 3 dated April 18, 2011, which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.  You should carefully consider the risks and uncertainties described under the heading "Risk Factors" beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is May 4, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 8-K
______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 28, 2011

______________

Cytomedix, Inc.
(Exact name of registrant as specified in its charter)
______________

Delaware	01-32518	23-3011702
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877
(Address of Principal Executive Office) (Zip Code)

240-499-2680
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement.

In April 2010, Cytomedix, Inc., a Delaware corporation (the “Company”) and Cytomedix Acquisition Company, LLC, a Delaware limited liability and wholly owned subsidiary of the Company entered in an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Sorin Group USA, Inc. (“Sorin”) pursuant to which the Company purchased all title and interest in certain assets of and assumed certain liabilities in Sorin’s operation of the Angel® systems and activAT™ (the “Business Assets”). Pursuant to the terms of the Asset Purchase Agreement, in consideration for the sale of the Business Assets, the Company agreed to pay Sorin an aggregate amount equal to $7 million, as follows: (a) $2 million which was paid on the closing date of transaction, or April 9, 2010, and (b) $5 million which was to be paid in accordance with a secured promissory note in principal amount of $5 million with interest accruing at 2.7% per annum (the “Sorin Note”), payable as follows: (i) installments of $800,000 each on the 6 and 12 month anniversaries of the Sorin Note, (ii) installments of $1,200,000 each on the 18 and 24 month anniversaries of the Sorin Note, and (iii) an installment of $1,000,000 on the 30 month anniversary of the Sorin Note.

On April 28, 2011, the Company, Cytomedix Acquisition and Sorin entered into a Settlement Agreement (the “Settlement Agreement”) pursuant to which: (a) the Company agreed to satisfy in full the remaining $3,400,000 due under the Sorin Note, and (b) the parties agreed to settle disputes that had arisen between them related to certain ancillary agreements entered into at the time of acquisition.

Pursuant to the Settlement Agreement, the Company agreed to pay Sorin an amount equal to $2,100,000 in complete satisfaction of the $3,400,000 due under the Sorin Note.  Upon receipt of this payment, Sorin agreed to waive its right to and release the Company from its obligation to pay the remaining $1,300,000 million due under the Sorin Note, and to release its security interest in the Business Assets and its rights under a subordination agreement that was issued in favor of Sorin at the time of acquisition.  The $2,100,000 payment was made on April 29, 2011.

In addition to the satisfaction of the Sorin Note, pursuant to the Settlement Agreement, the parties agreed to the following:

•
the Company agreed to repay approximately $1.2 million in net amounts due Sorin pursuant to distribution agreements entered into at the time of the acquisition in eight equal monthly installments commencing June 15, 2011;

•	Sorin agreed to sell the Company certain parts for the Company’s products (in an aggregate immaterial dollar amount);
•
Sorin agreed that certain items (primarily quality and manufacturing related documents relating to the Business Assets), not originally transferred to the Company, would be transferred to the Company; and

•
Sorin agreed to continue to provide the lab services it had agreed to provide to the Company pursuant to a transition services agreement entered into at the time of the acquisition for a period of six months from the date of the Settlement Agreement.

Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

In order to fund the $2.1 million payment to Sorin described in Item 1.01 above, on April 28, 2011, the Company and Cytomedix Acquisition Company, LLC borrowed $2,100,000 pursuant to a secured promissory note that matures April 28, 2015.  The note accrues interest at a rate of 12% per annum, and requires interest-only payments each quarter commencing September 30, 2011, with the then outstanding principal due on the maturity date, or April 28, 2015.  The note may be accelerated by the lender if the borrowers default in the performance of the terms of the promissory note, if the representations and warranties made by the borrowers in the note are materially incorrect, or if borrowers undergo a bankruptcy event. The note is secured by all the assets of Cytomedix Acquisition Company, LLC, which consists of the Business Assets acquired from Sorin.

In connection with the issuance of the secured promissory note, the Company agreed to issue the lender a warrant to purchase up to 1,000,000 shares at an exercise price of $0.50 per share vesting as follows: (a) 666,667 shares upon issuance of the note, (b) 83,333 shares if the note has not been prepaid by the first anniversary of its issuance, (c) 116,667 shares if the note has not been prepaid by the second anniversary of its issuance, and (d) 133,333 shares if the note has not been prepaid by the third anniversary of its issuance.

Of the $2,100,000 due under the note, the borrowers payment obligations with respect to $1,400,000 under note were guaranteed by certain insiders, affiliates, and shareholders of the Company, including Mr. David Jorden, one of the Company’s directors.  In connection with this guarantee, the Company agreed to issue the guarantors warrants to purchase an aggregate of up to 1,500,000 shares, on a pro rata basis based on the amount of the guarantee, at an exercise price of $0.50 per share vesting as follows: (a) 833,333 shares upon issuance of the note, (b) 166,667 shares if the note has not been prepaid by the first anniversary of its issuance, (c) 233,333 shares if the note has not been prepaid by the second anniversary of its issuance, and (d) 266,667 shares if the note has not been prepaid by the third anniversary of its issuance.

Item 3.02    Unregistered Sales of Equity Securities

The registrant hereby incorporates by reference the disclosure made in Items 1.01 and 2.03 above.

On April 29, 2011, the Company sold 984,850 shares of common stock at a purchase price of $0.33 per share to four investors. The shares were sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder. Each purchaser represented that it was an “accredited investor” as defined in Regulation D.

Item 7.01    Regulation FD Disclosure

Attached, as Exhibit 99.1, is the press release issued in connection with the execution of the Agreement.  The information in Exhibit 99.1 is not “filed” pursuant to the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any Securities Act registration statements. Additionally, the submission of this report on Form 8-K is not an admission as to the materiality of any information in this report that is required to be disclosed solely by Regulation FD.

Item 9.01    Financial Statement and Exhibits

(d)	Exhibits.

99.1	Press release dated May 2, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Cytomedix, Inc.

By:	/s/ Martin P. Rosendale
Martin P. Rosendale Chief Executive Officer

Date:  May 3, 2011

Cytomedix Retires All Angel Acquisition Debt with New Loan and Equity Financing

Reduces Debt Service Payments by 90% over Next Twelve Months

GAITHERSBURG, Md. (May 2, 2011) – Cytomedix, Inc. (OTC/BB: CMXI) (the “Company”), a leading developer of biologically active regenerative therapies for wound care, inflammation and angiogenesis, today announced the refinancing of all remaining debt incurred in April 2010 in connection with the purchase of the Angel® assets from Sorin USA. Specifically, the remaining $3.4 million balance on the note was repaid early and in full with a $2.1 million payment on Friday.  In return, Sorin will release both the security interest in the Angel assets and the limited guarantees supporting the note.

The $2.1 million payment is being funded by a new $2.1 million, four-year, interest-only loan due April 2015.  The note will bear interest at 12%, payable quarterly beginning September 30, 2011, and is secured by the same Angel acquisition assets. Certain insiders and existing shareholders who funded and/or guaranteed repayment of the new loan will receive an aggregate of up to 2.5 million warrants to purchase shares of common stock at a price of $0.50 per share under certain circumstances.  In addition, the Company raised $325,000 in a private placement sold to accredited investors at a price of $0.33 per share.  No warrants were issued in connection with this private placement and no placement agent or investment banking fees were paid in conjunction with the transactions.  For more detailed information, please refer to the Company’s Form 8-K, to be filed with the Securities and Exchange Commission.

“The refinancing of our acquisition-related debt lowers our debt service to 10% of the originally scheduled principal payments that would have been due between now and next April.  This significantly reduces our external capital needs over the next 12 to 24 month planning period, and allows us to focus on and invest in growing our business,” noted Martin P. Rosendale, Chief Executive Officer of Cytomedix.  “The four-year maturity on the interest-only obligation will allow us to more aggressively implement our plans for the commercial expansion and sales growth of our regenerative biologic therapies in wound management and surgical applications.”

About Cytomedix, Inc.
Cytomedix develops, sells and licenses regenerative biological therapies primarily for wound care, inflammation and angiogenesis.  The Company markets the AutoloGel™ System, a device for the production of autologous platelet rich plasma (“PRP”) gel for use on a variety of exuding wounds; the Angel® Whole Blood Separation System, a blood processing device and disposable products used for the separation of whole blood into red cells, platelet poor plasma (“PPP”) and PRP in surgical settings; and the activAT® Autologous Thrombin Processing Kit, which produces autologous thrombin serum from PPP.  The activAT® kit is sold exclusively in Europe and Canada, where it provides a completely autologous, safe alternative to bovine-derived products.  The Company is pursuing a multi-faceted strategy to penetrate the chronic wound market with its products, as well as opportunities for the application of AutoloGel™ and PRP technology into other markets such as hair transplantation and orthopedics while actively seeking complementary products for the wound care market. Cytomedix also seeks to monetize other product candidates in its pipeline through strategic partnerships, out-licensing or sale.  Most notably is its anti-inflammatory peptide (designated CT-112), which has shown promise in preclinical testing.  Additional information regarding Cytomedix is available at www.cytomedix.com.

Safe Harbor Statement
Statements contained in this communication not relating to historical facts are forward-looking statements that are intended to fall within the safe harbor rule for such statements under the Private Securities Litigation Reform Act of 1995. The information contained in the forward-looking statements is inherently uncertain, and Cytomedix’s actual results may differ materially due to a number of factors, many of which are beyond Cytomedix’s ability to predict or control, including among others, viability and effectiveness of the Company’s sales approach and overall marketing strategies, the outcome of development or regulatory review of CT-112, commercial success or acceptance by the medical community, competitive responses, the Company's ability to raise additional capital and to continue as a going concern, and Cytomedix's ability to execute on its strategy to market the AutoloGel™ System as contemplated, the Company’s ability to successfully integrate the Angel® and activAT® product lines into its existing business, to assume and satisfy certain liabilities related to the Angel® and activAT® product lines, or its ability to service the deferred payments related to the acquisition of the Angel® and activAT® product lines. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual events to differ from the forward-looking statements. More information about some of these risks and uncertainties may be found in the reports filed with the Securities and Exchange Commission by Cytomedix, Inc. Cytomedix operates in a highly competitive and rapidly changing business and regulatory environment, thus new or unforeseen risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. Except as is expressly required by the federal securities laws, Cytomedix undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

Contacts:
Cytomedix, Inc.	Lippert/Heilshorn & Associates
David Jorden, Executive Board Member	Anne Marie Fields
Martin Rosendale, CEO	(afields@lhai.com)
Andrew Maslan, CFO	(212) 838-3777
(240) 499-2680	Bruce Voss
(bvoss@lhai.com)
(310) 691-7100

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